Exhibit 99.1

Canadian Solar Reports Fourth Quarter and Full Year 2023 Results

Guelph, Ontario, March 14, 2024 – Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ) today announced financial results for the fourth quarter and full year ended December 31, 2023.

Fourth Quarter and Full Year 2023 Highlights

•	26% increase in solar module shipments year-over-year (“yoy”) to 8.2 GW, above guidance range of 7.6 GW to 8.1 GW.

•	Record full year solar module shipments of 30.7 GW by CSI Solar, a 45% increase yoy.

•	Record full year revenues of $7.6 billion.

•	Record full year net income attributable to Canadian Solar of $274 million, or $3.87 per diluted share.

•	Record 63 GWh of e-STORAGE pipeline, of which $2.6 billion is contracted backlog, as of January 31, 2024.

•	Secured a $500 million investment in Recurrent Energy from BlackRock.

Dr. Shawn Qu, Chairman and CEO, commented, “Over the past two decades, Canadian Solar has evolved into a leading ‘full stack’ solar and storage business, uniquely positioned for global opportunities. Not only are we addressing market demand with our swift transition to N-type TOPCon (Tunnel Oxide Passivated Contact) solar technology, but we also remain laser focused on strategic markets. Our Texas module factory which began production in late 2023 has been ramping up, and we continue to see strong demand for our U.S.-made products. In addition, we continue to make exciting progress in both our battery energy storage and project development businesses. While e-STORAGE grows and executes on a substantial backlog, Recurrent Energy gains fresh momentum in its business transformation journey through the recently announced partnership with BlackRock. Today, solar represents a hugely underpenetrated and cost-effective form of energy. With the substantial reduction in LCOE (levelized cost of energy) over the last year, solar is more attractive than ever from an investment perspective. Furthermore, with solar and storage at grid parity, we are poised to make solar an even more stable energy source, solidifying its critical role at the forefront of the energy transition.”

Yan Zhuang, President of Canadian Solar’s CSI Solar subsidiary, said, “This year has underscored the resilience and agility of CSI Solar in navigating a complex and evolving market landscape. Despite the challenging conditions, we not only achieved exceptional shipment growth, but also swiftly and effectively managed manufacturing costs to mitigate impacts on our gross margins. As the market undergoes further normalization and consolidation, we see vertical integration, advanced technology, and a robust go-to-market strategy as key to competitive edge. We maintain our strategic long-term investments across vertical integration, TOPCon and other N-type technologies, and our U.S. manufacturing capabilities. Finally, e-STORAGE, with its outstanding track record in execution and safety, remains one of our fastest-growing and most promising business segments, projected to surpass $1 billion in revenue with healthy margins in 2024.”

Ismael Guerrero, CEO of Canadian Solar’s Recurrent Energy subsidiary, said, “The past year has been pivotal for Recurrent Energy, marked by significant milestones that underscore our commitment to driving renewable energy adoption. Notably, in January 2024, we proudly announced a $500 million capital commitment from BlackRock. This investment is instrumental to our transition from a pure developer to a developer plus long-term owner and operator in select markets, enabling a more diversified portfolio and stable, long-term revenue.”

Dr. Huifeng Chang, Senior VP and CFO, added, “In the fourth quarter, we achieved $1.7 billion in revenue and a gross margin of 12.5%. Our disciplined approach to capital expenditure enabled lower-than-expected full year spending of $1.1 billion. Full year net income came in at a record $274 million, and our cash position, standing at $3 billion, provides us with a solid foundation to pursue growth opportunities and strategic investments in the coming year.”

Fourth Quarter 2023 Results

Total module shipments recognized as revenues in the fourth quarter of 2023 were 8.2 GW, up 26% yoy and down 2% qoq. Of the total, 47 MW were shipped to the Company’s own utility-scale solar power projects.

Net revenues in the fourth quarter of 2023 decreased 8% qoq and 14% yoy to $1.7 billion. The sequential decrease primarily reflects a decline in module average selling price (“ASP”), a decline in solar module shipment volume, and lower projects sales, partially offset by higher battery energy storage solutions sales.

Gross profit in the fourth quarter of 2023 was $213 million, down 31% qoq and 39% yoy. Gross margin in the fourth quarter of 2023 was 12.5%, compared to 16.7% in the third quarter of 2023. The gross margin decline was primarily caused by lower module ASPs and an inventory write-down, partially offset by lower manufacturing costs and a higher margin contribution from battery energy storage solutions sales.

Total operating expenses in the fourth quarter of 2023 were $213 million, compared to $225 million in the third quarter of 2023 and $213 million in the fourth quarter of 2022.

Depreciation and amortization charges in the fourth quarter of 2023 were $89 million, compared to $76 million in the third quarter of 2023 and $50 million in the fourth quarter of 2022. The sequential increase was primarily driven by the Company’s continued investment in vertical integration and incremental capacity expansion.

Net interest expense in the fourth quarter of 2023 was $18 million, compared to $11 million in the third quarter of 2023 and $11 million in the fourth quarter of 2022. The sequential increase in net interest expense was attributable to increased financing and comparatively lower interest income.

Net foreign exchange and derivative gain in the fourth quarter of 2023 was less than $1 million, compared to a net loss of $17 million in the third quarter of 2023 and a net loss of $15 million in the fourth quarter of 2022.

Net loss attributable to Canadian Solar in the fourth quarter of 2023 was $1 million, or $0.02 per diluted share, compared to net income of $22 million, or $0.32 per diluted share, in the third quarter of 2023, and net income of $78 million, or $1.11 per diluted share, in the fourth quarter of 2022.

Net cash flow provided by operating activities in the fourth quarter of 2023 was $190 million, compared to $158 million in the third quarter of 2023. The sequential increase in operating cash flow primarily resulted from reduced inventories and increased other payables.

Total debt was $3.6 billion as of December 31, 2023, including $1.9 billion, $1.5 billion, and $0.2 billion related to CSI Solar, Recurrent Energy, and convertible notes respectively. Total debt increased as compared to $3.3 billion as of September 30, 2023 due to incremental borrowings for working capital and additional vertical integration for CSI Solar, and new project development for Recurrent Energy.

Corporate Structure

The Company has two business segments: Recurrent Energy and CSI Solar. The two businesses operate as follows:

•	Recurrent Energy is one of the world’s largest clean energy project development platforms with 15 years of experience, having delivered approximately 10 GWp of solar power projects and 3.3 GWh of battery energy storage projects. It is vertically integrated and has strong expertise in greenfield origination, development, financing, execution, operations and maintenance, and asset management.

•	CSI Solar consists of solar module and battery energy storage manufacturing, and delivery of total system solutions, including inverters, solar system kits and EPC (engineering, procurement, and construction) services. CSI Solar’s e-STORAGE branded battery energy storage business includes its utility-scale turnkey battery energy system solutions, as well as a small but growing residential battery energy storage business. These battery energy storage systems solutions are complemented with long-term service agreements, including future battery capacity augmentation services.

Recurrent Energy Segment

As of January 31, 2024, the Company held a leading position with a total global solar development pipeline of 27 GWp and a battery energy storage development pipeline of 55 GWh.

While Recurrent Energy’s business model was historically predominantly develop-to-sell, the Company has been adjusting its strategy to create greater asset value and retain greater ownership of projects in select markets to increase revenues generated through recurring income, such as power sales, operations and maintenance, and asset management income.

The business model will consist of three key drivers:

•	Electricity revenue from operating portfolio to drive stable, diversified cash flows in growth markets with stable currencies;

•	Asset sales (solar PV and battery energy storage) in the rest of the world to drive cash-efficient growth model, as value from project sales will help fund growth in operating assets in stable currency markets; and

•	Power services (O&M) and asset management through long-term operations and maintenance (“O&M”) contracts, currently with 8.2 GW of contracted projects, to drive stable and long-term recurring earnings and synergies with the project development platform.

In January 2024, the Company announced a $500 million investment from BlackRock. The investment will provide Recurrent Energy with additional capital to grow its high value project development pipeline while executing its strategy to transition from a pure developer to a developer plus long-term owner and operator in select markets including the U.S. and Europe. This transition is expected to create a more diversified portfolio and provide more stable long-term revenue in low-risk currencies and enable Recurrent Energy to create and retain greater value in its own project development pipeline.

The perimeter of the transaction includes the U.S., Canada, Spain, Italy, the U.K., France, the Netherlands, Germany, South Africa, Brazil, Chile, Colombia, Australia, South Korea and Taiwan; and excludes Canadian Solar's project development business in Japan and China, and certain assets in Latin America and Taiwan. Closing of the transaction is subject to regulatory approvals and certain terms and conditions in accordance with the transaction agreements.

The $500 million investment will represent 20% of the outstanding fully diluted shares of Recurrent Energy on an as-converted basis. Canadian Solar will continue to own the remaining majority shares of Recurrent Energy after the closing of the investment.

Project Development Pipeline – Solar

As of January 31, 2024, Recurrent Energy’s total solar project development pipeline was 27.3 GWp, including 1.9 GWp under construction, 5.5 GWp of backlog, and 19.9 GWp of projects in advanced and early-stage pipelines, defined as follows:

•	Backlog projects are late-stage projects that have passed their risk cliff date and are expected to start construction in the next 1-4 years. A project’s risk cliff date is the date on which the project passes the last high-risk development stage and varies depending on the country where it is located. This is usually after the projects have received all the required environmental and regulatory approvals, and entered into interconnection agreements, feed-in tariff (“FIT”) arrangements, and power purchase agreements (“PPAs”). A significant majority of backlog projects are contracted (i.e., have secured a PPA or FIT), and the remaining have a reasonable assurance of securing PPAs.

•	Advanced pipeline projects are mid-stage projects that have secured or have more than 90% certainty of securing an interconnection agreement.

•	Early-stage pipeline projects are early-stage projects controlled by Recurrent Energy that are in the process of securing interconnection.

While the magnitude of the Company’s project development pipeline is an important indicator of potential expanded power generation and battery energy storage capacity as well as potential future revenue growth, the development of projects in its pipeline is inherently uncertain. If the Company does not successfully complete the pipeline projects in a timely manner, it may not realize the anticipated benefits of the projects to the extent anticipated, which could adversely affect its business, financial condition, or results of operations. In addition, the Company’s guidance and estimates for its future operating and financial results assume the completion of certain solar projects and battery energy storage projects that are in its pipeline. If the Company is unable to execute on its actionable pipeline, it may miss its guidance, which could adversely affect the market price of its common shares and its business, financial condition, or results of operations.

The following table presents Recurrent Energy’s total solar project development pipeline.

Solar Project Development Pipeline (as of January 31, 2024) – MWp*
Region	In Construction	Backlog	Advanced Pipeline	Early-Stage Pipeline	Total
North America	424	212	1,467	4,343	6,446
Latin America	1,188**	867	83	2,954	5,092
Europe, the Middle East, and Africa (“EMEA”)	51**	2,300	2,361	5,203	9,915
Japan	32	135	14	32	213
China	200	1,845**	-	1,260	3,305
Asia Pacific excluding Japan and China	-	173	708	1,430	2,311
Total	1,895	5,532	4,633	15,222	27,282

*All numbers are gross MWp.

**Including 594 MWp in construction and 741 MWp in backlog that are owned by or already sold to third parties.

Project Development Pipeline – Battery Energy Storage

As of January 31, 2024, Recurrent Energy’s total battery energy storage project development pipeline was 54.8 GWh, including 3.5 GWh under construction and in backlog, and 51.3 GWh of projects in advanced and early-stage pipelines.

The table below sets forth Recurrent Energy’s total battery energy storage project development pipeline.

Battery Energy Storage Project Development Pipeline (as of January 31, 2024) – MWh
Region	In Construction	Backlog	Advanced Pipeline	Early-Stage Pipeline	Total
North America	-	1,600	2,180	15,284	19,064
Latin America	-	965	1,000	-	1,965
EMEA	-	110	5,943	17,334	23,387
Japan	-	-	776	600	1,376
China	400	-	-	6,500	6,900
Asia Pacific excluding Japan and China	8	440	400	1,240	2,088
Total	408	3,115	10,299	40,958	54,780

Projects in Operation – Solar and Battery Energy Storage Power Plants (Including Unconsolidated Projects)

As of January 31, 2024, the solar power plants in operation totaled around 1 GWp, with a combined estimated net resale value of approximately $800 million. The estimated net resale value is based on selling prices that Recurrent Energy is currently negotiating or comparable asset sales. Battery energy storage plants in operation totaled 600 MWh as of January 31, 2024.

Power Plants in Operation*
	North America	Latin America	Japan	China	Asia Pacific ex. Japan and China	Total
Solar (MWp)	-	748	59	191	7	1,005
Battery Energy Storage (MWh)	280	-	-	300	20	600

*All numbers are net MWp or MWh owned by Recurrent Energy; total gross MWp of solar projects is 1,798 MWp and total gross battery energy storage projects is 1,720 MWh, including volume that is already sold to third parties.

Operating Results

The following table presents select unaudited results of operations data of the Recurrent Energy segment for the periods indicated.

Recurrent Energy Segment Financial Results (In Thousands of U.S. Dollars, Except Percentages)
	Three Months Ended			Twelve Months Ended
	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Net revenues	53,750	63,806	73,650	497,653	821,525
Cost of revenues	31,995	46,107	57,686	292,926	660,161
Gross profit	21,755	17,699	15,964	204,727	161,364
Operating expenses	22,938	26,880	17,315	108,106	81,000
Income (loss) from operations*	(1,183)	(9,181)	(1,351)	96,621	80,364
Gross margin	40.5%	27.7%	21.7%	41.1%	19.6%
Operating margin	-2.2%	-14.4%	-1.8%	19.4%	9.8%

* Income (loss) from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.

CSI Solar Segment

Solar Modules and Solar System Kits

CSI Solar shipped 8.2 GW of solar modules and solar system kits to more than 70 countries in the fourth quarter of 2023. For the fourth quarter of 2023, the top five markets ranked by shipments were China, the U.S., Brazil, Spain, and Pakistan.

CSI Solar’s revised manufacturing capacity expansion targets are set forth below.

Solar Manufacturing Capacity, GW*
	December 2023 Actual	June 2024 Plan	December 2024 Plan
Ingot	20.4	20.4	50.4
Wafer	21.0	28.0	50.0
Cell	50.0	48.4	55.7
Module	57.0	60.0	61.0

*Nameplate annualized capacities at said point in time. Capacity expansion plans are subject to change without notice based on market conditions and capital allocation plans.

e-STORAGE: Battery Energy Storage Solutions

e-STORAGE is CSI Solar’s utility-scale battery energy storage platform. e-STORAGE provides customers with competitive turnkey, integrated, utility-scale battery energy storage solutions, including bankable, end-to-end, utility-scale, turnkey battery energy storage system solutions across various applications. System performance is complemented with long-term service agreements, which include future battery capacity augmentation services and bring in long-term, stable income.

As of January 31, 2024, e-STORAGE had a total project turnkey pipeline of around 63 GWh, which includes both contracted and in-construction projects, as well as projects at different stages of the negotiation process. In addition, e-STORAGE had approximately 3.1 GWh of operating battery energy storage projects contracted under long-term service agreements, all of which were battery energy storage projects previously executed by e-STORAGE.

As of January 31, 2024, the contracted backlog, including contracted long-term service agreements, was $2.6 billion. These are signed orders with contractual obligations to customers, providing significant earnings visibility over a multi-year period.

The table below sets forth e-STORAGE’s manufacturing capacity expansion targets.

Battery Energy Storage Manufacturing Capacity, GWh*	December 2023 Actual	December 2024 Plan
SolBank	10.0	20.0

*Nameplate annualized capacities at said point in time. Capacity expansion plans are subject to change without notice based on market conditions and capital allocation plans.

Operating Results

The following table presents select unaudited results of operations data of the CSI Solar segment for the periods indicated.

CSI Solar Segment Financial Results* (In Thousands of U.S. Dollars, Except Percentages)
	Three Months Ended			Twelve Months Ended
	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Net revenues	1,701,320	1,805,507	1,976,045	7,230,550	6,975,612
Cost of revenues	1,494,723	1,506,334	1,631,417	6,121,332	5,824,855
Gross profit	206,597	299,173	344,628	1,109,218	1,150,757
Operating expenses	166,120	172,409	192,099	653,135	806,959
Income from operations	40,477	126,764	152,529	456,083	343,798
Gross margin	12.1%	16.6%	17.4%	15.3%	16.5%
Operating margin	2.4%	7.0%	7.7%	6.3%	4.9%

*Include effects of both sales to third-party customers and to the Company’s Recurrent Energy segment. Please refer to the attached financial tables for intercompany transaction elimination information. Income from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.

The table below provides the geographic distribution of the net revenues of CSI Solar:

CSI Solar Net Revenues Geographic Distribution* (In Millions of U.S. Dollars, Except Percentages)
	Q4 2023	% of Net Revenues	Q3 2023	% of Net Revenues	Q4 2022	% of Net Revenues
Asia	738	45	715	40	846	45
Americas	579	35	630	35	635	33
Europe and others	331	20	437	25	417	22
Total	1,648	100	1,782	100	1,898	100

*Excludes sales from CSI Solar to Recurrent Energy.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates given factors such as existing market conditions, order book, production capacity, input material prices, foreign exchange fluctuations, the anticipated timing of project sales, and the global economic environment. This outlook is subject to uncertainty with respect to, among other things, customer demand, project construction and sale schedules, product sales prices and costs, supply chain constraints, and geopolitical conflicts. Management’s views and estimates are subject to change without notice.

For the first quarter of 2024, the Company expects total revenue to be in the range of $1.2 billion to $1.4 billion. Gross margin is expected to be between 17% and 19%. Total module shipments recognized as revenues by CSI Solar are expected to be in the range of 6.1 GW to 6.4 GW, including approximately 235 MW to the Company’s own projects. Total battery energy storage shipments by CSI Solar in the first quarter are expected to be approximately 1 GWh.

For the full year of 2024, the Company reiterates its prior outlook for CSI Solar’s total module shipments to be in the range of 42 GW to 47 GW and CSI Solar’s total battery energy storage shipments in the range of 6.0 GWh to 6.5 GWh, including approximately 2 GW and 2.5 GWh respectively to the Company’s own projects. The Company’s total revenue is expected to be in the range of $8.5 billion to $9.5 billion.

Dr. Shawn Qu, Chairman and CEO, commented, “Entering 2024, we anticipate a seasonally softer first quarter. As we remain committed to profitable growth, our strategic management of volume is expected to bolster gross margins, while e-STORAGE concurrently drives more meaningful profit contribution. Our optimism toward global market prospects endures, as we project accelerated growth momentum in the latter part of the year. This positive outlook is driven by the clearance of channel inventory in distributed generation markets and burgeoning demand unleashed by emerging markets. Our commitment to long-term growth remains steadfast, as we continue to strengthen our foothold in strategic markets and generate value for our shareholders.”

Recent Developments

Recurrent Energy

On February 27, 2024, Canadian Solar announced the 119 MW Horus Solar Project in Mexico, of which 49 percent of equity interests are owned by its subsidiary Recurrent Energy, closed non-recourse project financing. The non-recourse financing has been provided by Korea Eximbank (KEXIM), the official export credit agency of South Korea, and KEB Hana Bank, one of South Korea’s largest banks. The project reached Commercial Operation Date in March 2023 and has been operating since then.

On February 6, 2024, Canadian Solar announced that Recurrent Energy secured $160 million in project financing for its 127 MWdc Bayou Galion Solar project, located in Morehouse Parish in Northeast Louisiana. The project is currently under construction and is expected to be operational by fall 2024. Microsoft Corporation will purchase 100 percent of the energy and renewable energy credits produced by Bayou Galion Solar to support its goal to be carbon negative by 2030.

On January 23, 2024, Canadian Solar announced that Recurrent Energy B.V. secured a $500 million preferred equity investment commitment, convertible into common equity, from BlackRock through a fund managed by its Climate Infrastructure business. The $500 million investment will represent 20% of the outstanding fully diluted shares of Recurrent Energy on an as-converted basis. Canadian Solar will continue to own the remaining majority shares of Recurrent Energy after the closing of the investment.

On January 8, 2024, Canadian Solar announced that Recurrent Energy completed the sale of its 100 MW / 200 MWh Mannum battery energy storage project in South Australia to Epic Energy. Recurrent Energy is the developer of the Mannum project, and Canadian Solar’s e-STORAGE will provide its SolBank battery energy storage solution for the project. The project is expected to start construction in the first half of 2024 and reach commercial operation in 2025.

On November 14, 2023, Canadian Solar announced that Recurrent Energy received in full 490 million Brazilian reais (approximately $100 million) of non-recourse project financing for its 300 MW Ciranda Solar Power Cluster in Brazil. Completed in August 23, 2023, the Ciranda Cluster was developed by Recurrent Energy, who is the long-term owner and operator of Ciranda Cluster.

CSI Solar

On March 4, 2024, Canadian Solar announced its partnership with Sol Systems, a leading renewable energy company based in Washington, D.C., to scale new solar module production and procurement in the United States. Canadian Solar secured a framework agreement to provide Sol Systems with a significant supply of N-type TOPCon solar modules from Canadian Solar’s newly ramped Texas module factory to support Sol System’s project pipeline in the U.S. between 2024 and 2025.

On February 29, 2024, Canadian Solar announced its pivotal role in powering the Super Bowl LVIII at Allegiant Stadium in Las Vegas, Nevada by supplying 275 MW or 600 thousand solar modules to EDF Renewables’ Arrow Canyon project. The first-ever Super Bowl powered entirely by renewable energy, this historic event sourced electricity from the Arrow Canyon solar and battery energy storage project developed, owned, and operated by EDF Renewables.

On February 15, 2024, Canadian Solar announced it was awarded the “Top Brand PV Award USA 2024” by EUPD Research, a globally renowned authority in market research. This accolade stands as the epitome of recognition and prestige in the global PV industry, symbolizing reliability and trust within target customer groups and among business partners.

On December 12, 2023, Canadian Solar announced that e-STORAGE, which is part of its majority-owned subsidiary CSI Solar, is expected to deliver 220 MWh DC of battery energy storage solutions to a standalone battery energy storage project owned by Epic Energy in Mannum, South Australia. The Mannum project is being developed by Canadian Solar through its wholly-owned subsidiary Recurrent Energy. E-STORAGE plans to begin construction on the Mannum project in the second quarter of 2024.

On December 7, 2023, Canadian Solar announced that e-STORAGE was awarded by Copenhagen Infrastructure Partners Flagship Funds, a supply and integration contract for a 500 MW / 1,170 MWh DC of battery energy storage solutions for the funds’ Coalburn 1 Project, in Scotland, U.K. The Coalburn 1 project is set to become the largest battery energy storage project in the U.K. and is scheduled for installation by the first quarter of 2025.

On December 6, 2023, Canadian Solar announced that e-STORAGE is expected to deliver 226 MWh DC of turnkey battery energy storage solutions to ENGIE in the U.K. (Scotland). Both sites are scheduled to reach grid connection in early 2025.

On November 27, 2023, Canadian Solar announced that e-STORAGE was selected as the preferred supplier for EPC and O&M by Copenhagen Infrastructure Partners (CIP) to deliver CIP’s Summerfield battery energy storage project in South Australia. The Summerfield battery energy storage project is a 2-hour 240 MW (480 MWh) DC battery energy storage solution. The project is scheduled for installation in 2025 and will incorporate e-STORAGE's SolBank battery technology.

Conference Call Information

The Company will hold a conference call on Thursday, March 14, 2024, at 8:00 a.m. U.S. Eastern Daylight Time (8:00 p.m., Thursday, March 14, 2024, in Hong Kong) to discuss its fourth quarter and full year 2023 results and business outlook. The dial-in phone number for the live audio call is +1-877-704-4453 (toll-free from the U.S.), 800 965 561 (from Hong Kong), +86 400 120 2840 (local dial-in from Mainland China) or +1-201-389-0920 from international locations. The conference ID is 13744234. A live webcast of the conference call will also be available on the investor relations section of Canadian Solar's website.

A replay of the call will be available after the conclusion of the call until 11:00 p.m. U.S. Eastern Daylight Time on Thursday, March 28, 2024 (11:00 a.m. March 29, 2024, in Hong Kong) and can be accessed by dialing +1-844-512-2921 (toll-free from the U.S.) or +1-412-317-6671 from international locations.  The replay pin number is 13744234. A webcast replay will also be available on the investor relations section of Canadian Solar's at www.canadiansolar.com.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest solar technology and renewable energy companies. It is a leading manufacturer of solar photovoltaic modules, provider of solar energy and battery energy storage solutions, and developer of utility-scale solar power and battery energy storage projects with a geographically diversified pipeline in various stages of development. Over the past 22 years, Canadian Solar has successfully delivered over 118 GW of premium-quality, solar photovoltaic modules to customers across the world. Likewise, since entering the project development business in 2010, Canadian Solar has developed, built, and connected around 10 GWp of solar power projects and 3.3 GWh of battery energy storage projects across the world. Currently, the Company has approximately 1 GWp of solar power projects in operation, 7.4 GWp of projects under construction or in backlog (late-stage), and an additional 19.9 GWp of projects in advanced and early-stage pipeline. In addition, the Company has 600 MWh of battery energy storage projects in operation and a total battery energy storage project development pipeline of approximately 55 GWh, including approximately 3.5 GWh under construction or in backlog, and an additional 51 GWh at advanced and early-stage development. Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including those regarding the Company’s expected future shipment volumes, revenues, gross margins, and project sales are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business, regulatory and economic conditions and the state of the solar and battery energy storage market and industry; geopolitical tensions and conflicts, including impasses, sanctions and export controls; volatility, uncertainty, delays and disruptions related to global pandemics; supply chain disruptions; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., China, Brazil and Europe; changes in effective tax rates; changes in customer order patterns; changes in product mix; changes in corporate responsibility, especially environmental, social and governance (“ESG”) requirements; capacity utilization; level of competition; pricing pressure and declines in or failure to timely adjust average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; the pipeline of projects and timelines related to them; the ability of the parties to optimize value of that pipeline; continued success in technological innovations and delivery of products with the features that customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange and inflation rate fluctuations; litigation and other risks as described in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on April 18, 2023. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Wina Huang
Investor Relations
Canadian Solar Inc.
investor@canadiansolar.com

FINANCIAL TABLES FOLLOW

The following tables provide unaudited select financial data for the Company’s CSI Solar and Recurrent Energy businesses.

	Select Financial Data – CSI Solar and Recurrent Energy
	Three Months Ended and As of December 31, 2023 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Recurrent Energy	Elimination and unallocated items (1)	Total
Net revenues	$1,701,320	$53,750	$(53,033)	$1,702,037
Cost of revenues	1,494,723	31,995	(38,085)	1,488,633
Gross profit	206,597	21,755	(14,948)	213,404
Gross margin	12.1%	40.5%	—	12.5%
Income (loss) from operations (2)	$40,477	$(1,183)	$(38,717)	$577

Supplementary Information:
Interest expense (3)	$(15,853)	$(15,590)	$(1,804)	$(33,247)
Interest income (3)	14,160	1,468	4	15,632

Cash and cash equivalents	$1,673,330	$264,028	$1,331	$1,938,689
Restricted cash – current and noncurrent	1,004,521	3,222	—	1,007,743
Non-recourse borrowings	—	374,840	—	374,840
Other short-term and long-term borrowings	1,702,785	993,539	—	2,696,324
Green bonds	—	161,609	—	161,609

	Select Financial Data – CSI Solar and Recurrent Energy
	Twelve Months Ended December 31, 2023 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Recurrent Energy	Elimination and unallocated items (1)	Total
Net revenues	$7,230,550	$497,653	$(114,577)	$7,613,626
Cost of revenues	6,121,332	292,926	(80,615)	6,333,643
Gross profit	1,109,218	204,727	(33,962)	1,279,983
Gross margin	15.3%	41.1%	—	16.8%
Income from operations (2)	$456,083	$96,621	$(99,384)	$453,320

Supplementary Information:
Interest expense (3)	$(60,413)	$(46,489)	$(7,197)	$(114,099)
Interest income (3)	43,788	7,797	36	51,621

	Select Financial Data – CSI Solar and Recurrent Energy
	Three Months Ended December 31, 2022 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Recurrent Energy	Elimination and unallocated items (1)	Total
Net revenues	$1,976,045	$73,650	$(78,099)	$1,971,596
Cost of revenues	1,631,417	57,686	(66,136)	1,622,967
Gross profit	344,628	15,964	(11,963)	348,629
Gross margin	17.4%	21.7%	—	17.7%
Income (loss) from operations (2)	$152,529	$(1,351)	$(15,416)	$135,762

Supplementary Information:
Interest expense (3)	$(11,615)	$(6,788)	$(1,792)	$(20,195)
Interest income (3)	8,431	727	129	9,287

	Select Financial Data – CSI Solar and Recurrent Energy
	Twelve Months Ended December 31, 2022 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Recurrent Energy	Elimination and unallocated items (1)	Total
Net revenues	$6,975,612	$821,525	$(328,527)	$7,468,610
Cost of revenues	5,824,855	660,161	(279,542)	6,205,474
Gross profit	1,150,757	161,364	(48,985)	1,263,136
Gross margin	16.5%	19.6%	—	16.9%
Income from operations (2)	$343,798	$80,364	$(68,101)	$356,061

Supplementary Information:
Interest expense (3)	$(50,756)	$(16,358)	$(7,152)	$(74,266)
Interest income (3)	36,085	4,382	148	40,615

(1)	Includes inter-segment elimination, and unallocated corporate items not considered part of management’s evaluation of business segment operating performance.
(2)	Income from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.
(3)	Represents interest expenses payable to and interest income earned from third parties.

	Select Financial Data - CSI Solar and Recurrent Energy
	Three Months Ended December 31, 2023	Three Months Ended September 30, 2023	Three Months Ended December 31, 2022

	(In Thousands of U.S. Dollars)
CSI Solar Revenues:
Solar modules	$1,243,066	$1,520,716	$1,642,144
Solar system kits	144,492	184,404	157,845
Battery energy storage solutions	195,899	19,575	49,678
EPC and others	64,830	57,784	48,279
Subtotal	1,648,287	1,782,479	1,897,946
Recurrent Energy Revenues:
Solar PV and battery energy storage asset sales	21,449	34,541	58,504
Power services (O&M) and asset management	15,910	14,374	8,087
Electricity revenue from operating portfolio and others	16,391	14,891	7,059
Subtotal	53,750	63,806	73,650
Total net revenues	$1,702,037	$1,846,285	$1,971,596

	Select Financial Data - CSI Solar and Recurrent Energy
	Twelve Months Ended December 31, 2023	Twelve Months Ended December 31, 2022

	(In Thousands of U.S. Dollars)
CSI Solar Revenues:
Solar modules	$5,941,345	$5,534,379
Solar system kits	679,350	538,157
Battery energy storage solutions	245,173	440,716
EPC and others	250,105	133,833
Subtotal	7,115,973	6,647,085
Recurrent Energy Revenues:
Solar PV and battery energy storage asset sales	399,098	761,677
Power services (O&M) and asset management	52,379	33,776
Electricity revenue from operating portfolio and others	46,176	26,072
Subtotal	497,653	821,525
Total net revenues	$7,613,626	$7,468,610

Canadian Solar Inc.

Unaudited Condensed Consolidated Statements of Operations

(In Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2023	2023	2022	2023	2022
Net revenues	$1,702,037	$1,846,285	$1,971,596	$7,613,626	$7,468,610
Cost of revenues	1,488,633	1,538,281	1,622,967	6,333,643	6,205,474
Gross profit	213,404	308,004	348,629	1,279,983	1,263,136

Operating expenses:
Selling and distribution expenses	93,847	99,766	126,313	369,670	558,926
General and administrative expenses	108,236	114,033	89,207	440,488	342,129
Research and development expenses	31,503	28,897	20,607	100,844	69,822
Other operating income, net	(20,759)	(17,708)	(23,260)	(84,339)	(63,802)
Total operating expenses	212,827	224,988	212,867	826,663	907,075

Income from operations	577	83,016	135,762	453,320	356,061
Other income (expenses):
Interest expense	(33,247)	(29,949)	(20,195)	(114,099)	(74,266)
Interest income	15,632	18,577	9,287	51,621	40,615
Loss on change in fair value of derivatives, net	(7,039)	(4,291)	(27,071)	(27,504)	(44,489)
Foreign exchange gain (loss), net	7,058	(13,175)	11,610	30,555	77,689
Investment income, net	1,965	2,332	2,628	14,632	858
Total other income (expenses)	(15,631)	(26,506)	(23,741)	(44,795)	407

Income (loss) before income taxes and equity in earnings of affiliates	(15,054)	56,510	112,021	408,525	356,468
Income tax benefit (expense)	4,650	10,583	(21,850)	(59,501)	(73,353)
Equity in earnings (losses) of affiliates	7,204	(4,624)	8,653	14,610	15,440
Net income (loss)	(3,200)	62,469	98,824	363,634	298,555

Less: Net income (loss) attributable to non-controlling interests	(1,814)	40,578	20,990	89,447	58,587

Net income (loss) attributable to Canadian Solar Inc.	$(1,386)	$21,891	$77,834	$274,187	$239,968

Earnings (loss) per share - basic	$(0.02)	$0.33	$1.21	$4.19	$3.73
Shares used in computation - basic	66,035,331	66,010,484	64,505,398	65,375,084	64,324,558
Earnings (loss) per share - diluted	$(0.02)	$0.32	$1.11	$3.87	$3.44
Shares used in computation - diluted	66,035,331	72,934,082	71,307,345	72,194,006	71,183,135

Canadian Solar Inc.
Unaudited Condensed Consolidated Statement of Comprehensive Income (Loss)
(In Thousands of U.S. Dollars)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2023	2023	2022	2023	2022
Net Income (loss)	$(3,200)	$62,469	$98,824	$363,634	$298,555
Other comprehensive income (loss):
Foreign currency translation adjustment	82,692	(29,294)	73,310	8,141	(150,127)
Gain (loss) on changes in fair value of available-for-sale debt securities, net of tax	(2,897)	121	306	(3,487)	904
Gain (loss) on interest rate swap, net of tax	(2,821)	1,869	34	(1,124)	716
Share of gain on changes in fair value of derivatives of affiliate, net of tax	3,074	8,297	1,499	11,264	3,754
Comprehensive income	76,848	43,462	173,973	378,428	153,802
Less: comprehensive income attributable to non-controlling interests	17,324	44,653	30,631	90,829	34,345
Comprehensive income (loss) attributable to Canadian Solar Inc.	$59,524	$(1,191)	$143,342	$287,599	$119,457

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets

(In Thousands of U.S. Dollars)

	December 31,	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$1,938,689	$981,434
Restricted cash	999,933	978,116
Accounts receivable trade, net	904,943	970,950
Accounts receivable, unbilled	101,435	57,770
Amounts due from related parties	40,582	48,614
Inventories	1,179,641	1,524,095
Value added tax recoverable	162,737	158,773
Advances to suppliers, net	193,818	253,484
Derivative assets	9,282	17,516
Project assets	280,793	385,964
Prepaid expenses and other current assets	283,600	267,941
Total current assets	6,095,453	5,644,657
Restricted cash	7,810	9,953
Property, plant and equipment, net	3,088,442	1,826,643
Solar power systems, net	951,513	364,816
Deferred tax assets, net	263,458	229,226
Advances to suppliers, net	132,218	65,352
Investments in affiliates	236,928	115,784
Intangible assets, net	19,727	17,530
Project assets	576,793	438,529
Right-of-use assets	237,007	103,600
Amounts due from related parties	32,313	33,489
Other non-current assets	254,098	187,549
TOTAL ASSETS	$11,895,760	$9,037,128

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets (Continued)

(In Thousands of U.S. Dollars)

	December 31,	December 31,
	2023	2022
Current liabilities:
Short-term borrowings	$1,805,198	$1,443,816
Accounts payable	813,677	805,300
Short-term notes payable	878,285	1,493,399
Amounts due to related parties	511	89
Other payables	1,359,679	853,040
Advances from customers	392,308	334,943
Derivative liabilities	6,702	25,359
Operating lease liabilities	20,204	9,810
Other current liabilities	587,827	293,012
Total current liabilities	5,864,391	5,258,768
Long-term borrowings	1,265,965	813,406
Green bonds and convertible notes	389,033	257,615
Liability for uncertain tax positions	5,701	5,730
Deferred tax liabilities	82,828	66,630
Operating lease liabilities	116,846	25,714
Other non-current liabilities	465,752	302,571
TOTAL LIABILITIES	8,190,516	6,730,434
Equity:
Common shares	835,543	835,543
Additional paid-in capital	292,737	1,127
Retained earnings	1,549,707	1,275,520
Accumulated other comprehensive loss	(118,744)	(170,551)
Total Canadian Solar Inc. shareholders’ equity	2,559,243	1,941,639
Non-controlling interests	1,146,001	365,055
TOTAL EQUITY	3,705,244	2,306,694
TOTAL LIABILITIES AND EQUITY	$11,895,760	$9,037,128

Canadian Solar Inc.
Unaudited Condensed Statements of Cash Flows
(In Thousands of U.S. Dollars)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2023	2023	2022	2023	2022
Operating Activities:
Net income (loss)	$(3,200)	$62,469	$98,824	$363,634	$298,555
Adjustments to reconcile net income to net cash provided by operating activities	171,051	81,295	120,890	510,718	381,717
Changes in operating assets and liabilities	22,146	14,123	175,702	(189,737)	236,359
Net cash provided by operating activities	189,997	157,887	395,416	684,615	916,631

Investing Activities:
Purchase of property, plant and equipment	(295,086)	(305,278)	(264,101)	(1,116,461)	(627,115)
Purchase of solar power systems	(183,277)	(79,527)	(673)	(408,999)	(882)
Other investing activities	(17,011)	(99,935)	8,342	(145,956)	(2,491)
Net cash used in investing activities	(495,374)	(484,740)	(256,432)	(1,671,416)	(630,488)

Financing Activities:
Net proceeds from subsidiary’s public offering of ordinary shares	—	124,252	—	927,897	—
Other financing activities	222,216	(24,526)	(187,926)	1,124,931	428,639
Net cash provided by (used in) financing activities	222,216	99,726	(187,926)	2,052,828	428,639
Effect of exchange rate changes	36,561	(29,980)	63,880	(89,098)	(179,561)
Net increase (decrease) in cash, cash equivalents and restricted cash	(46,600)	(257,107)	14,938	976,929	535,221
Cash, cash equivalents and restricted cash at the beginning of the period	$2,993,032	$3,250,139	$1,954,565	$1,969,503	$1,434,282
Cash, cash equivalents and restricted cash at the end of the period	$2,946,432	$2,993,032	$1,969,503	$2,946,432	$1,969,503